UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2014

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

[Translation]

June 24, 2014

To Shareholders

Yasuhiro Sato President & CEO Mizuho Financial Group, Inc. 5-5, Otemachi 1-chome, Chiyoda-ku, Tokyo

NOTICE OF RESOLUTIONS OF

THE 12TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the report was given and the resolutions were adopted or rejected at the 12th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. (the “Company”) held on the date hereof as set forth below.

Description

Report Item:	Report on the Business Report for the 12th fiscal year (from April 1, 2013 to March 31, 2014), on the consolidated financial statements, on the financial statements and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors

The details of the above were reported.

Matters to be Resolved:

<Company’s Proposals (Proposals 1 through 3)>

Proposal 1:	Disposal of surplus

This proposal was resolved and approved as originally proposed.

The amount of dividends on common stock at the end of this fiscal year was determined to be JPY 3.50 per share (the annual cash dividends including interim dividends amount to JPY 6.50 per share for this fiscal year).

The amount of dividends on the Eleventh Series Class XI Preferred Stock at the end of this fiscal year was also determined to be the prescribed dividend amount.

Proposal 2:	Partial amendment to the Articles of Incorporation

This proposal was resolved and approved as originally proposed. The details of the amendment to the Articles of Incorporation are set forth below.

Proposal 3:	Appointment of thirteen (13) Directors

Messrs. Yasuhiro Sato, Yasunori Tsujita, Ryusuke Aya, Junichi Shinbo, Koji Fujiwara, Hideyuki Takahashi, Nobukatsu Funaki, Akihiko Nomiyama, Mitsuo Ohashi, Takashi Kawamura, Tatsuo Kainaka and Kanemitsu Anraku and Ms. Hiroko Ota, thirteen (13) Directors in total, have each been appointed to assume the office of Director.

Six (6) Directors among the above, Messrs. Akihiko Nomiyama, Mitsuo Ohashi, Takashi Kawamura, Tatsuo Kainaka and Kanemitsu Anraku and Ms. Hiroko Ota are “outside directors” as provided for in Article 2, Item 15 of the Companies Act.

    <Shareholders’ Proposals (Proposals 4 through 12)>

Proposal 4:	Partial amendment to the Articles of Incorporation (Preparation of an evaluation report in an appropriate manner)

This proposal was rejected.

Proposal 5:	Disposal of surplus

This proposal was rejected.

Proposal 6:	Partial amendment to the Articles of Incorporation (Statement of concurrent offices)

This proposal was rejected.

Proposal 7:	Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

This proposal was rejected.

Proposal 8:	Partial amendment to the Articles of Incorporation (Prohibition of discrimination against foreigners)

This proposal was rejected.

Proposal 9:	Partial amendment to the Articles of Incorporation (Assignment of identification numbers)

This proposal was rejected.

Proposal 10:	Partial amendment to the Articles of Incorporation (Commitment to refrain from undermining shareholders or providing loans to anti-social elements)

This proposal was rejected.

Proposal 11:	Partial amendment to the Articles of Incorporation (Disclosure of exercise of voting rights by shareholders with fiduciary responsibility)

This proposal was rejected.

Proposal 12:	Partial amendment to the Articles of Incorporation (Prohibition of displaying fictitious orders and manipulating stock prices for Green Sheet issues, and disclosure of correct information)

This proposal was rejected.

-End-

The Details of the Amendment to the Articles of Incorporation

(Changes are indicated by underline.)

Articles of Incorporation before the Amendment		Articles of Incorporation after the Amendment
Article 4. (Organizations) The Company shall establish the following organizations, in addition to the general meeting of shareholders and Directors.		Article 4. (Organizations) The Company shall establish the following organizations, in addition to the general meeting of shareholders and Directors.

(1) Board of Directors;		(1) Board of Directors;
(2) Corporate Auditors;		(2) Nominating Committee, Audit Committee, and Compensation Committee; and
(3) Board of Corporate Auditors; and
(4) Accounting Auditors.		(3) Accounting Auditors.

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 52,251,442,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XIV preferred stock shall not exceed nine hundred million (900,000,000) in total, the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XV preferred stock shall not exceed nine hundred million (900,000,000) in total, and the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XVI preferred stock shall not exceed fifteen hundred million (1,500,000,000) in total:

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 52,214,752,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XIV preferred stock shall not exceed nine hundred million (900,000,000) in total, the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XV preferred stock shall not exceed nine hundred million (900,000,000) in total, and the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XVI preferred stock shall not exceed fifteen hundred million (1,500,000,000) in total:

Common stock:	48,000,000,000 shares	Common stock:	48,000,000,000 shares
Class XI preferred stock:	914,752,000 shares	Class XI preferred stock:	914,752,000 shares
Class XIII preferred stock:	36,690,000 shares	First Series of Class XIV preferred stock:	900,000,000 shares
First Series of Class XIV preferred stock:	900,000,000 shares	Second Series of Class XIV preferred stock:	900,000,000 shares
Second Series of Class XIV preferred stock:	900,000,000 shares	Third Series of Class XIV preferred stock:	900,000,000 shares
Third Series of Class XIV preferred stock:	900,000,000 shares	Fourth Series of Class XIV preferred stock:	900,000,000 shares
Fourth Series of Class XIV preferred stock:	900,000,000 shares	First Series of Class XV preferred stock:	900,000,000 shares
First Series of Class XV preferred stock:	900,000,000 shares	Second Series of Class XV preferred stock:	900,000,000 shares
Second Series of Class XV preferred stock:	900,000,000 shares	Third Series of Class XV preferred stock:	900,000,000 shares
Third Series of Class XV preferred stock:	900,000,000 shares	Fourth Series of Class XV preferred stock:	900,000,000 shares
Fourth Series of Class XV preferred stock:	900,000,000 shares	First Series of Class XVI preferred stock:	1,500,000,000 shares
First Series of Class XVI preferred stock:	1,500,000,000 shares	Second Series of Class XVI preferred stock:	1,500,000,000 shares
Second Series of Class XVI preferred stock:	1,500,000,000 shares	Third Series of Class XVI preferred stock:	1,500,000,000 shares
Third Series of Class XVI preferred stock:	1,500,000,000 shares	Fourth Series of Class XVI preferred stock:	1,500,000,000 shares
Fourth Series of Class XVI preferred stock:	1,500,000,000 shares

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment
Article 7. (Acquisition of Own Shares)	(Deleted.)

The Company may, by a resolution of the Board of Directors, acquire its own stock through market transactions or other methods pursuant to the provisions of Article 165, Paragraph 2 of the Companies Act of Japan (the “Act”).

Article 8. to Article 10.	Article 7. to Article 9.

(Omitted.)	(No change.)

Article 11. (Record Date)	Article 10. (Record Date)

1. (Omitted.)	1. (No change.)

2. (Omitted.)	2. (No change.)

3. In addition to the preceding two paragraphs, the Company may set an extraordinary record date, when necessary, by a resolution of the Board of Directors and upon giving a prior public notice thereof.	3. In addition to the preceding two paragraphs, the Company may set an extraordinary record date, when necessary, by a determination by Executive Officer(s) under the authority delegated by the Board of Directors and upon giving a prior public notice thereof.

Article 12. (Shareholder Register Manager, Etc.)	Article 11. (Shareholder Register Manager, Etc.)

1. (Omitted.)	1. (No change.)

2. The shareholder register manager and its handling office shall be determined by a resolution of the Board of Directors, and a public notice shall be given with respect thereto.	2. The shareholder register manager and its handling office shall be determined by a determination by Executive Officer(s) under the authority delegated by the Board of Directors, and a public notice shall be given with respect thereto.

3. (Omitted.)	3. (No change.)

Article 13. (Share Handling Regulations)	Article 12. (Share Handling Regulations)

An entry, whether written or electronic, in the register of shareholders, a repurchase by the Company and an additional purchase by a shareholder of shares constituting less than one (1) unit, and other operations relating to shares and handling fees therefor and the method of request or notice by shareholders with respect to general meetings of shareholders shall be governed by the Share Handling Regulations prescribed by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.	An entry, whether written or electronic, in the register of shareholders, a repurchase by the Company and an additional purchase by a shareholder of shares constituting less than one (1) unit, and other operations relating to shares and handling fees therefor and the method of request or notice by shareholders with respect to general meetings of shareholders shall be governed by the Share Handling Regulations prescribed by Executive Officer(s) under the authority delegated by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.

Article 14. (Preferred Stock Dividends)	Article 13. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 15 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:	1. In respect of dividends from its surplus provided for in Article 48 (except for interim dividends provided for in the same Article), the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 14 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment
Class XI preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year	Class XI preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year

Class XIII preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XIV preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XIV preferred stock:

Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XV preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XV preferred stock:

Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XVI preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XVI preferred stock:

Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

2. (Omitted.)	2. (No change.)

3. (Omitted.)	3. (No change.)

Article 15. (Preferred Stock Interim Dividends)

In respect of interim dividends provided for in Article 53, the Company shall distribute dividends from its surplus by cash in one half (1/2) of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding Article (referred to as the “Preferred Stock Interim Dividends” in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees.

Article 14. (Preferred Stock Interim Dividends)

In respect of interim dividends provided for in Article 48, the Company shall distribute dividends from its surplus by cash in one half (1/2) of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding Article (referred to as the “Preferred Stock Interim Dividends” in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees.

Article 16. (Distribution of Residual Assets) (Omitted.)	Article 15. (Distribution of Residual Assets) (No change.)

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment

Article 17. (Voting Rights)

The Shareholders of Preferred Stock shall not have voting rights at a general meeting of shareholders; provided, however, that the Shareholders of Preferred Stock may have voting rights from the date of an ordinary general meeting of shareholders, in the case where a proposal on the Preferred Stock Dividends is not submitted to such ordinary general meeting of shareholders, or immediately after the closing of an ordinary general meeting of shareholders, in the case where a proposal on the Preferred Stock Dividends is rejected at such ordinary general meeting of shareholders, until, in either case, such time as a resolution of an ordinary general meeting of shareholders is passed to grant the Preferred Stock Dividends.

Article 16. (Voting Rights)

The Shareholders of Preferred Stock shall not have voting rights at a general meeting of shareholders; provided, however, that the Shareholders of Preferred Stock may have voting rights from the date of an ordinary general meeting of shareholders, in the case where a proposal on the Preferred Stock Dividends is not submitted to such ordinary general meeting of shareholders (except in the case where a resolution of the Board of Directors to pay the Preferred Stock Dividends is made pursuant to the provisions of Article 47 between the last day of the business year and the date of such ordinary general meeting of shareholders), or immediately after the closing of an ordinary general meeting of shareholders, in the case where a proposal on the Preferred Stock Dividends is rejected at such ordinary general meeting of shareholders, until such time as a resolution of the Board of Directors to pay the Preferred Stock Dividends is made pursuant to the provisions of Article 47 or a resolution of an ordinary general meeting of shareholders is passed to grant the Preferred Stock Dividends.

Article 18. (Consolidation or Split of Preferred Stock, Free Allotment of Stock and Rights to Receive Allotment of Offered Stock, Etc.) (Omitted.)	Article 17. (Consolidation or Split of Preferred Stock, Free Allotment of Stock and Rights to Receive Allotment of Offered Stock, Etc.) (No change.)

Article 19. (Acquisition of Preferred Stock)

1. In respect of Class XIII preferred stock, the Company may acquire each such class of preferred stock, in whole or in part, on the date separately determined by a resolution of a general meeting of shareholders, after such time and at such acquisition price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock.

Article 18. (Acquisition of Preferred Stock) (Deleted.)

2. In respect of the First Series of Class XV through the Fourth Series of Class XVI preferred stock, the Company may acquire each such class of preferred stock, in whole or in part, on the date separately determined by a resolution of the Board of Directors, after such time and at such acquisition price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock.	1. In respect of the First Series of Class XV through the Fourth Series of Class XVI preferred stock, the Company may acquire each such class of preferred stock, in whole or in part, on the date separately determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors, after such time and at such acquisition price as respectively determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock.

3. In the case of a partial acquisition pursuant to the preceding two (2) paragraphs, such redemption shall be made by way of lot or pro rata allocation.	2. In the case of a partial acquisition pursuant to the preceding paragraph, such redemption shall be made by way of lot or pro rata allocation.

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment

Article 20. (Request for Acquisition of Preferred Stock)

Any holder of Class XI, the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock may request to the Company to acquire the relevant preferred stock held by such Shareholder of Preferred Stock during the period in which such Shareholder of Preferred Stock is entitled to request such acquisition as determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock (hereinafter referred to as the “Period for Acquisition Request”). The Company shall deliver its own common stock to such Shareholder of Preferred Stock, in exchange for the Company’s acquisition of the relevant preferred stock. The terms of acquisition, including the number of the common stock to be delivered per one (1) share of the relevant preferred stock upon such request for acquisition, shall be determined by the relevant resolution of the Board of Directors.

Article 19. (Request for Acquisition of Preferred Stock)

1. Any holder of Class XI preferred stock may request to the Company to acquire the relevant preferred stock held by such Shareholder of Preferred Stock during the period in which such Shareholder of Preferred Stock is entitled to request such acquisition as determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock. The Company shall deliver its own common stock to such Shareholder of Preferred Stock, in exchange for the Company’s acquisition of the relevant preferred stock. The terms of acquisition, including the number of the common stock to be delivered per one (1) share of the relevant preferred stock upon such request for acquisition, shall be determined by the relevant resolution of the Board of Directors.

(Newly established.)	2. Any holder of the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock may request to the Company to acquire the relevant preferred stock held by such Shareholder of Preferred Stock during the period in which such Shareholder of Preferred Stock is entitled to request such acquisition as determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock (hereinafter, together with the period provided for in the preceding paragraph, referred to as the “Period for Acquisition Request”). The Company shall deliver its own common stock to such Shareholder of Preferred Stock, in exchange for the Company’s acquisition of the relevant preferred stock. The terms of acquisition, including the number of the common stock to be delivered per one (1) share of the relevant preferred stock upon such request for acquisition, shall be determined by the relevant resolution of the Board of Directors or the relevant determination by Executive Officer(s) under the authority delegated by the Board of Directors.

Article 21. (Mandatory Acquisition of Preferred Stock) 1. (Omitted.)	Article 20. (Mandatory Acquisition of Preferred Stock) 1. (No change.)

2. In respect of Class XI, the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of each such class of preferred stock by the minimum acquisition price determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock.	2. In respect of Class XI preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of the relevant preferred stock by the minimum acquisition price determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock. In respect of the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of each such class of preferred stock by the minimum acquisition price determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock.

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment
3. In respect of the First and Second Series of Class XIV, the First and Second Series of Class XV and the First and Second Series of Class XVI preferred stock, upon the occurrence of an event determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock as an event where a write-off of the relevant preferred stock or a conversion of the relevant preferred stock into common stock, or financial support or other similar measures taken by a public sector, without which the Company would become non-viable, is determined to be necessary, the Company shall mandatorily acquire the relevant preferred stock, in whole, free of consideration, on a date which falls after the occurrence of such event as determined by the resolution of the Board of Directors relating to the issuance of the relevant preferred stock and which date shall be separately determined by a resolution of the Board of Directors after the issuance of the relevant preferred stock, or a date which falls after the occurrence of the relevant certain event and which date shall be determined by the resolution of the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the capital adequacy requirements applicable to the Company and other factors.	3. In respect of the First and Second Series of Class XIV, the First and Second Series of Class XV and the First and Second Series of Class XVI preferred stock, upon the occurrence of an event determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock as an event where a write-off of the relevant preferred stock or a conversion of the relevant preferred stock into common stock, or financial support or other similar measures taken by a public sector, without which the Company would become non-viable, is determined to be necessary, the Company shall mandatorily acquire the relevant preferred stock, in whole, free of consideration, on a date which falls after the occurrence of such event as determined by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock and which date shall be separately determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors after the issuance of the relevant preferred stock, or a date which falls after the occurrence of the relevant certain event and which date shall be determined by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the capital adequacy requirements applicable to the Company and other factors.

4. In respect of the Third and Fourth Series of Class XIV, the Third and Fourth Series of Class XV and the Third and Fourth Series of Class XVI preferred stock, upon the occurrence of an event determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock as an event where a write-off of the relevant preferred stock or a conversion of the relevant preferred stock into common stock, or financial support or other similar measures taken by a public sector, without which the Company would become non-viable, is determined to be necessary, the Company shall mandatorily acquire the relevant preferred stock, in whole, on a date which falls after the occurrence of such event as determined by the resolution of the Board of Directors relating to the issuance of the relevant preferred stock and which date shall be separately determined by a resolution of the Board of Directors after the issuance of the relevant preferred stock, or a date which falls after the occurrence of the relevant certain event and which date shall be determined by the resolution of the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the capital adequacy requirements applicable to the Company and other factors, and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the terms of acquisition, including the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock, shall be determined by the relevant resolution of the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the market price of common stock, the subscription price of the relevant preferred stock and other factors.

4. In respect of the Third and Fourth Series of Class XIV, the Third and Fourth Series of Class XV and the Third and Fourth Series of Class XVI preferred stock, upon the occurrence of an event determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock as an event where a write-off of the relevant preferred stock or a conversion of the relevant preferred stock into common stock, or financial support or other similar measures taken by a public sector, without which the Company would become non-viable, is determined to be necessary, the Company shall mandatorily acquire the relevant preferred stock, in whole, on a date which falls after the occurrence of such event as determined by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock and which date shall be separately determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors after the issuance of the relevant preferred stock, or a date which falls after the occurrence of the relevant certain event and which date shall be determined by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the capital adequacy requirements applicable to the Company and other factors, and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the terms of acquisition, including the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock, shall be determined by the relevant resolution of the Board of Directors or the relevant determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the market price of common stock, the subscription price of the relevant preferred stock and other factors.

5. (Omitted.)	5. (No change.)

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment
Article 22. to Article 23. (Omitted.)	Article 21. to Article 22. (No change.)

Article 24. (Person Authorized to Convene General Meetings of Shareholders and the Chairman of the Meeting) 1. The President shall convene and chair the general meeting of shareholders.

Article 23. (Person Authorized to Convene General Meetings of Shareholders and the Chairman of the Meeting)

1. The Director concurrently serving as President and Executive Officer shall convene and chair the general meeting of shareholders.

2. In the case where the President is unable to so act, one of the other Director(s) in the order previously determined by the Board of Directors shall take such person’s place.	2. In the case where the Director concurrently serving as President and Executive Officer is unable to so act, one of the other Director(s) in the order previously determined by the Board of Directors shall take such person’s place.

Article 25. to Article 28. (Omitted.)	Article 24. to Article 27. (No change.)

Article 29. (General Meetings of Holders of Classes of Stock) 1. (Omitted.)	Article 28. (General Meetings of Holders of Classes of Stock) 1. (No change.)

2. (Omitted.)	2. (No change.)

3. The provisions of Articles 24, 25 and 27 and the preceding Article shall apply mutatis mutandis to the general meetings of holders of classes of stock.	3. The provisions of Articles 23, 24 and 26 and the preceding Article shall apply mutatis mutandis to the general meetings of holders of classes of stock.

Article 30. to Article 32. (Omitted.)	Article 29. to Article 31. (No change.)

Article 33. (Term of Office)

The term of office of Director(s) shall expire at the closing of the ordinary general meeting of shareholders concerning the last business year ending within two (2) years after their appointment.

Article 32. (Term of Office)

The term of office of Director(s) shall expire at the closing of the ordinary general meeting of shareholders concerning the last business year ending within one (1) year after their appointment.

Article 34. (Representative Director(s) and Director(s) with Titles) 1. The Representative Director(s) shall be designated by a resolution of the Board of Directors.	Article 33. (Chairman and Deputy Chairman) (Deleted.)

2. The President shall be appointed by a resolution of the Board of Directors.	(Deleted.)

3. The Board of Directors may, by its resolutions, appoint Chairman, Deputy Chairman, Deputy President(s), Senior Managing Director(s) and Managing Director(s).	The Board of Directors may, by its resolutions, appoint Chairman and Deputy Chairman.

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment
Article 35. (Duties of the President) The President shall oversee the operations of the Company.	(Deleted.)

Article 36. (Person Authorized to Convene Meetings of the Board of Directors and Chairman of the Meeting)

1. Unless otherwise provided for by laws or regulations, the President shall convene and chair the meeting of the Board of Directors.

2. In the case where the President is unable to so act, one of the other Director(s) in the order previously determined by the Board of Directors shall take such person’s place.

Article 34. (Person Authorized to Convene Meetings of the Board of Directors and Chairman of the Meeting)

1. Unless otherwise provided for by laws or regulations, a Director previously appointed by the Board of Directors shall convene and chair the meeting of the Board of Directors.

2. In the case where the Director appointed pursuant to the preceding paragraph is unable to so act, one of the other Director(s) in the order previously determined by the Board of Directors shall take such person’s place.

Article 37. (Notice to Convene Meetings of the Board of Directors)	Article 35. (Notice to Convene Meetings of the Board of Directors)

1. Notice to convene a meeting of the Board of Directors shall be given to each Director and Corporate Auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in case of emergency, such period may be shortened.

2. A meeting of the Board of Directors may be held without taking the procedures of convocation with the consent of all the Directors and Corporate Auditors.

1. Notice to convene a meeting of the Board of Directors shall be given to each Director not less than three (3) days prior to the date set for such meeting; provided, however, that in case of emergency, such period may be shortened.

2. A meeting of the Board of Directors may be held without taking the procedures of convocation with the consent of all the Directors.

Article 38. (Method of Adopting Resolutions of the Board of Directors)

Resolutions of a meeting of the Board of Directors shall be adopted by an affirmative vote of a majority of the Directors present at the relevant meeting who shall constitute a majority in number of all the Directors entitled to take part in the vote.

(Newly established.)

Article 36. (Method of Adopting Resolutions of the Board of Directors)

1. Resolutions of a meeting of the Board of Directors shall be adopted by an affirmative vote of a majority of the Directors present at the relevant meeting who shall constitute a majority in number of all the Directors entitled to take part in the vote.

2. Notwithstanding the provisions of the preceding paragraph, in cases where Director(s) submit a proposal with respect to a matter which is the purpose of the resolution of the Board of Directors, if all Directors who are entitled to vote agree in writing or by means of electromagnetic file to such proposal, it shall be deemed that the resolution to approve such proposal at a meeting of the Board of Directors has been made.

Article 39. (Minutes of Meetings of the Board of Directors)

The minutes of the meetings of the Board of Directors shall be prepared in writing or by electromagnetic file as provided for in laws and regulations, and the Director(s) and Corporate Auditors present thereat shall affix their names and seals thereon, or electronic signatures thereto.

Article 37. (Minutes of Meetings of the Board of Directors)

The minutes of the meetings of the Board of Directors shall be prepared in writing or by electromagnetic file as provided for in laws and regulations, and the Director(s) present thereat shall affix their names and seals thereon, or electronic signatures thereto.

Article 40. to Article 41.	Article 38. to Article 39.

(Omitted.)	(No change.)

CHAPTER VI CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER VI NOMINATING COMMITTEE, AUDIT COMMITTEE, AND COMPENSATION COMMITTEE

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment
Article 42. (Number) The Company shall have not more than six (6) Corporate Auditors.	(Deleted.)

Article 43. (Method of Appointment)

1. The Corporate Auditors shall be appointed at a general meeting of shareholders.

2. A resolution for appointment of Corporate Auditors shall be adopted by an affirmative vote of a majority of the voting rights held by the shareholders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights.

(Deleted.)

Article 44. (Term of Office)

The term of office of Corporate Auditors shall expire at the closing of the ordinary general meeting of shareholders concerning the last business year ending within four (4) years after their appointments.

(Deleted.)

Article 45. (Full-Time Corporate Auditor(s)) The Board of Corporate Auditors shall, by its resolution, designate full-time Corporate Auditor(s).	(Deleted.)

Article 46. (Notice to Convene Meetings of the Board of Corporate Auditors)

1. Notice to convene a meeting of the Board of Corporate Auditors shall be given to each Corporate Auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in case of emergency, such period may be shortened.

2. A meeting of the Board of Corporate Auditors may be held without taking the procedures of convocation with the consent of all the Corporate Auditors.

(Deleted.)

Article 47. (Method of Adopting Resolutions of the Board of Corporate Auditors)

Resolutions of a meeting of the Board of Corporate Auditors shall be adopted by an affirmative vote of a majority of the Corporate Auditors, unless otherwise provided for by laws or regulations.

(Deleted.)

Article 48. (Minutes of Meetings of the Board of Corporate Auditors)

The minutes of the meetings of the Board of Corporate Auditors shall be prepared in writing or by electromagnetic file as provided for in laws and regulations, and the Directors and Corporate Auditors present thereat shall affix their names and seals thereon or electronic signatures thereto.

(Deleted.)

Article 49. (Regulations of the Board of Corporate Auditors)

Matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors prescribed by the Board of Corporate Auditors, in addition to laws and regulations and these Articles of Incorporation.

(Deleted.)

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment

Article 50. (Liability Limitation Agreements with Outside Corporate Auditor(s))

Pursuant to the provisions provided for in Article 427, Paragraph 1 of the Law, the Company may enter into liability limitation agreements with any Outside Corporate Auditor which limit the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) the pre-determined amount not less than twenty million (20,000,000) yen or (ii) the amount prescribed in laws and regulations, provided that such Outside Corporate Auditor is bona fide and without gross negligence in performing his/her duty.

(Deleted.)

(Newly established.)

Article 40. (Method of Designation)

1. Committee members who shall constitute the Nominating Committee, the Audit Committee, and the Compensation Committee shall be designated by the Board of Directors.

2. The chairman of each committee shall be designated by the Board of Directors.

(Newly established.)

Article 41. (Regulations of Each Committee)

Matters concerning each committee shall be governed by the Regulations of each committee prescribed by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.

(Newly established.)	CHAPTER VII EXECUTIVE OFFICERS Article 42. (Number) The Company shall have no less than one (1) Executive Officer.

(Newly established.)	Article 43. (Method of Appointment) Executive Officers shall be appointed by the Board of Directors.

(Newly established.)

Article 44. (Term of Office)

The term of office of Executive Officers shall expire at the closing of the first meeting of the Board of Directors convened after the closing of the ordinary general meeting of shareholders concerning the last business year ending within one (1) year after their appointment.

(Newly established.)

Article 45. (Representative Executive Officer(s) and Executive Officer(s) with Tittles)

1. The Representative Executive Officer(s) shall be designated by the Board of Directors.

2. The Board of Directors shall, by its resolutions, appoint the President and Executive Officer.

3. The Board of Directors may, by its resolutions, appoint Deputy President and Executive Officer(s), Senior Managing Executive Officer(s), and Managing Executive Officer(s).

CHAPTER VII ACCOUNTING Article 51. (Business Year) (Omitted.)	CHAPTER VIII ACCOUNTING Article 46. (Business Year) (No change.)

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment

Article 52. (Dividends from Surplus Approved by Resolution of Ordinary General Meeting of Shareholders)

Dividends from the surplus approved by a resolution of an ordinary general meeting of shareholders shall be distributed to the shareholders or registered stock pledgees appearing in writing or electronically in the register of shareholders as of the end of March 31 of each year.

(Deleted.)

Article 53. (Interim Dividends)

The Company may, by a resolution of the Board of Directors, distribute interim dividends provided for in Article 454, Paragraph 5 of the Law to the shareholders or registered stock pledgees appearing in writing or electronically in the register of shareholders as of the end of September 30 of each year.

(Deleted.)

(Newly established.)

Article 47. (Organizations that Decide Dividends from Surplus, Etc.)

The Company shall decide distribution of dividends from surplus and other matters provided for in each item of Article 459, Paragraph 1 of the Act, not by a resolution of a general meeting of shareholders, but by a resolution of the Board of Directors, unless otherwise provided for in laws or regulations.

(Newly established.)

Article 48. (Record Date for Distribution of Dividends from Surplus)

The record dates for distribution of dividends from surplus of the Company shall be March 31 and September 30 of each year (in these Articles of Incorporation, distribution of dividends from surplus made with the record date of September 30 of each year shall be referred to as “interim dividends”).

Article 54. (Prescription for Payment of Dividends) (Omitted.)	Article 49. (Prescription for Payment of Dividends) (No change.)

-End-

Re: Payment of Dividends

Dividends shall be paid by either of the following methods.

- To receive dividends with a dividend voucher:

Please find the payment method described on the “Dividend Voucher” enclosed herewith and receive dividends at a counter of the Japan Post Bank Co., Ltd. or a post office, etc., nearest you.

* If you would like dividends to be sent to your account from next time, please make the necessary arrangements by contacting the securities company with which you have an account.

- If you have designated a transfer account:

Please see the dividend-related documents enclosed herewith.